

FINANCIAL STATEMENT – SELF CERTIFICATION LANGUAGE

I, Thomas Eugene Taylor, certify that:

(1) the financial statements of Ancient Essentials included in this Form are true and complete in all material respects; and

(2) the tax return information of Ancient Essentials included in this Form reflects accurately the information reported on the tax return for Ancient Essentials filed for the fiscal year ended December 31, 2019.

Thomas Eugene Taylor
Owner

DocuSigned by:

Thomas Eugene Taylor
DE96266D5B36455...

4/29/2020

3:47 PM
04/03/20
Accrual Basis

ANCIENT ESSENTIALS, INC
Balance Sheet
As of March 31, 2020

	Mar 31, 20
ASSETS	
Current Assets	
Checking/Savings	
102 · Cash Union Bank	3,133.01
Total Checking/Savings	3,133.01
Accounts Receivable	
11000 · Accounts Receivable	8,340.10
Total Accounts Receivable	8,340.10
Total Current Assets	11,473.11
TOTAL ASSETS	11,473.11
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
205 · Accounts Payable	142.00
Total Accounts Payable	142.00
Other Current Liabilities	
210 · N/P - Howard Development Inc	30,000.00
Total Other Current Liabilities	30,000.00
Total Current Liabilities	30,142.00
Total Liabilities	30,142.00
Equity	
280 · Retained Earnings	-17,099.01
Net Income	-1,569.88
Total Equity	-18,668.89
TOTAL LIABILITIES & EQUITY	11,473.11

ANCIENT ESSENTIALS, INC
Income Statement
March 2020

	Mar 20	Jan - Mar 20
42000 · CBD Lotion, Cream, Salve,		
42040 · CBD Freeze 1oz 200mg	218.40	546.00
42140 · CBD Lotion 1 oz 200mg	0.00	84.50
42240 · CBD Salve .5oz	174.40	517.60
Total 42000 · CBD Lotion, Cream, Salve,	392.80	1,148.10
43000 · CBD Patch 2 count		
43010 · CBD Patch 2 Count	80.00	325.00
Total 43000 · CBD Patch 2 count	80.00	325.00
44000 · Tincture Pet Cost		
44210 · Equine 60ml Green Apple 3000mg	180.20	230.20
44110 · CBD Pet Tincture 30ml Sal 300mg	66.00	330.00
Total 44000 · Tincture Pet Cost	246.20	560.20
48000 · Shipping & Handling	238.20	427.50
49000 · Inventory Adjustment	-27.50	-195.50
Total COGS	2,480.10	8,913.40
Gross Profit	623.40	3,762.60
Expense		
60300 · Merchant Fees	0.00	146.92
66500 · Sales Commissions	351.50	1,138.50
67000 · Postage	0.00	10.12
60000 · Advertising and Promotion	603.40	2,118.80
60200 · Auto/Fuel Expense	0.00	105.60
60400 · Bank Service Charges	0.00	0.00
61700 · Computer and Internet Expenses	50.00	825.00
64900 · Office Expense	0.00	37.43
66600 · Printing and Reproduction	0.00	395.11
66700 · Professional Fees	300.00	300.00
68100 · Telephone Expense	85.00	255.00
Total Expense	1,389.90	5,332.48
Net Ordinary Income	-766.50	-1,569.88
Net Income	-766.50	-1,569.88

ANCIENT ESSENTIALS, INC
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
102 · Cash Union Bank	4,792.39
Total Checking/Savings	4,792.39
Accounts Receivable	
11000 · Accounts Receivable	8,108.60
Total Accounts Receivable	8,108.60
Total Current Assets	12,900.99
TOTAL ASSETS	12,900.99
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
210 · N/P - HDC	30,000.00
Total Other Current Liabilities	30,000.00
Total Current Liabilities	30,000.00
Total Liabilities	30,000.00
Equity	
Net Income	-17,099.01
Total Equity	-17,099.01
TOTAL LIABILITIES & EQUITY	12,900.99

12:03 PM
01/10/20
Accrual Basis

ANCIENT ESSENTIALS, INC
Income Statement
December 2019

	Dec 19	Jan - Dec 19
43010 · CBD Patch 2 Count	85.00	695.00
Total 43000 · CBD Patch 2 count	85.00	695.00
44000 · Tincture Pet Cost		
44210 · Equine 60ml Green Apple 3000mg	62.50	553.00
44110 · CBD Pet Tincture 30ml Sal 300mg	0.00	148.50
Total 44000 · Tincture Pet Cost	62.50	701.50
48000 · Shipping & Handling	50.00	347.10
49000 · Inventory Adjustment	65.00	65.00
Total COGS	2,022.70	14,437.40
Gross Profit	837.80	5,637.52
Expense		
64400 · Trade Show Expenses	976.72	1,356.72
60300 · Merchant Fees	32.75	71.44
66500 · Sales Commissions	193.25	865.57
67000 · Postage	223.02	584.88
60000 · Advertising and Promotion	1,846.04	11,556.33
60200 · Auto/Fuel Expense	159.25	189.16
60400 · Bank Service Charges	0.00	0.00
61700 · Computer and Internet Expenses	0.00	75.00
64900 · Office Expense	270.00	2,026.65
66600 · Printing and Reproduction	375.18	2,240.33
66800 · Packaging	0.00	2,478.40
68100 · Telephone Expense	85.00	527.81
68400 · Travel Expense	0.00	764.24
Total Expense	4,161.21	22,736.53
Net Ordinary Income	-3,323.41	-17,099.01
Net Income	-3,323.41	-17,099.01

Page 2

Cash Flow Statement	
Ancient Essentials, Inc.	
FY Ended 31 December 2019	
all figures in USD	
Cash flow From Operations	0.00
Net Earnings	-17099.01
Additions to cash	
Depreciations	0.00
Increase in Accounts Receivable	8106.60
Increase in Accounts Payable	0.00
Increase in Taxes Payable	0.00
Subtractions From Cash	
Increase in Inventory	0.00
Net Cash From Operations	-6397.50
Cash Flow From Investing	0.00
Equipment	0.00
Cash Flow From Financing	
Notes Payable	30000.00
Cash Flow for FY Ended 31 Dec 2019	-6397.50

Ancient Essentials, Inc.
Statement of Changes in equity for the year ended 31st December 2019

	Share Capital USD	Retained Earnings USD	Revaluation Surplus USD	Total Equity USD
Balance at January 1 2019	$ -	$ -	$ -	$ -
Changes in accounting policy	-	-	-	-
Correction of prior period error	-	-	-	-
Restated balance	$ -	$ -	$ -	$ -
Changes in equity for the year of 2019				
Issue of share capital	-	-	-	-
Income if the year	-	-	-	-
Revalutaion gain	-	-	-	-
Dividends	-	-	-	-
Balance at 31 December 2019	$ -	$ -	$ -	$ -
Changes in equity for the year 2019				
Issue of share capital	-	-	-	-
Income for the year	-	-	-	-
Revalutation gain	-	-	-	-
Dividends	-	-	-	-
Balance at 31 December 2019	$ -	$ -	$ -	$ -